December 30, 2013

Time Inc.
Form 10
Filed November 22, 2013
File No. 001-36218

Dear Mr. Shenk:

Reference is made to the comment letter (the “Comment Letter”) dated December 19, 2013 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10 of Time Inc. (the “Company”), filed with the Commission on November 22, 2013.

This letter is to confirm my conversation with you on December 26, 2013 granting the Company an extension to file its response to the Comment Letter to
January 31, 2014.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to contact me with any further comments or questions.

Sincerely,

/s/ Eric L. Schiele
Eric L. Schiele

Mr. Lyn Shenk
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3628

VIA EDGAR

Copy to:

Mr. Joseph A. Ripp
Chief Executive Officer
Time Inc.
1271 Avenue of the Americas
New York, New York 10020

VIA EMAIL